Continental Builds Tire Plant in China

- International automotive supplier invests approx. EUR150 million in Hefei - Production start slated for 2010 - Capacity of 4 million tires

Hanover/Hefei (China), October 28, 2007. Continental AG is expanding its position in China substantially. The international automotive supplier is setting up a new tire plant in the Chinese city of Hefei in the Anhui province. The company will invest a total of about EUR150 million in the plant. Construction will get underway in mid-2008, with the start of production planned for early 2010. An appropriate investment plan was agreed upon on October 28. The required permits still need to be granted by the central government in Beijing. "With this move, we are entering one of the world's most dynamic tire markets, following careful analysis and intensive preparation," stressed Continental Executive Board chairman Manfred Wennemer today in Hanover. "In addition to Automotive Systems and ContiTech the Passenger and Light Truck Tires division will thus have a production location in China and profit from the continuing positive development."

During a good two years of intensive study, Continental had a look at more than 20 possible locations, with the decision going to Hefei. Hefei is the capital of Lower Saxony's partner province Anhui, which is turning into a major location for the growing Chinese automotive industry as well as for numerous global players. Geographically, the new production site, about 450 km west of Shanghai, is conveniently located between Beijing and southern China. In Hefei, primarily tires of the premium Continental brand are to be produced. The new plant is being equipped with ultra-modern production and environmental technology. The company will set up a qualification program and cooperate with the local university for the training of the employees. In the long term, Continental is planning to produce four million passenger tires annually in Hefei for the booming Chinese market.

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR14.9 billion. At present it has a worldwide workforce of around 89,000.

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9, D-30165 Hanover
Phone: +49 511 938-1278, Fax: -1055
E-mail: prkonzern@conti.de

Alexander Lührs
Head of PR - Passenger & Light Truck Tires
Continental AG
Büttnerstraße 25, D-30165 Hanover
Phone: +49 511 938-2615, Fax: -2455
E-mail: alexander.luehrs@conti.de

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